UBS Securities LLC

1285 Avenue Of The Americas

New York, NY 10019

United States of America

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

AMTD Global Markets Limited

23/F-25/F Nexxus Building

41 Connaught Road Central

Hong Kong

Needham & Company, LLC

250 Park Avenue

10th Floor

New York, NY 10177

Tiger Brokers (NZ) Limited

Level 4, 142 Broadway

Newmarket, Auckland 1023

New Zealand

As representatives of the several underwriters

November 6, 2019

VIA EDGAR

Yolanda Guobadia

Donna Di Silvio

Jennifer Lopez-Molina

Mara Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, D.C., 20549

Re:	ECMOHO Limited (CIK No. 0001763197)

Registration Statement on Form F-1, as amended (File No. 333-233951)

Registration Statement on Form 8-A (File No. 001-39121)

Ladies and Gentlemen:

We, as representatives of the several underwriters, hereby join ECMOHO Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on November 7, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statements.

We, the undersigned, advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages to Follow]

Very truly yours,

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Rishi Soni
Name:	Rishi Soni
Title:	Director

By:	/s/ Robin Tang
Name:	Robin Tang
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shi Qi
Name:	Shi Qi
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

AMTD GLOBAL MARKETS LIMITED

By:	/s/ Cheung Ming Lin
Name:	Cheung Ming Lin
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

NEEDHAM & COMPANY, LLC

By:	/s/ Hanqing (Helen) Li
Name:	Hanqing (Helen) Li
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

TIGER BROKERS (NZ) LIMITED

By:	/s/ Vincent Cheung
Name:	Vincent Cheung
Title:	CEO

[Signature Page to Underwriters’ Acceleration Request]